Mail Stop 3561
								February 21, 2006

Ms. Brenda M. Galgano
Chief Financial Officer
The Great Atlantic & Pacific Tea Company, Inc.
2 Paragon Drive
Montvale, NJ  07645

Re:	The Great Atlantic & Pacific Tea Company, Inc.
	Form 10-K for the fiscal year ended February 26, 2005
	File No. 1-4141

Dear Ms. Galgano:

	We have reviewed your response dated February 10, 2006 and have the following additional comment.

Form 10-K for the fiscal year ended February 26, 2005

Management`s Discussion and Analysis

Store Operating, General and Administrative Expense

1. We understand from your response that prior to the change in policy vacation earned during the calendar year was not vested until
January 1 of the following year. Effective January 1, 2005 the policy was changed such that vacation vests as earned. Under both policies employees must take vested vacation by December 31st. Please clarify why the company`s liability to its employees for vacation was reduced as a result of this policy change. You stated
the change in policy was announced December 3, 2004 and was
effective
January 1, 2005 for calendar year 2004. Since the vacation earned during 2004 was not vested until January 1, 2005, did you reverse the liability for the vacation accrued by employees throughout 2004
because you changed the policy?   If so, please tell us the
accounting basis for reversing the vacation liability.   Or,
please
advise if the employees were given from December 3, 2004 to
January
1, 2005 to use the vacation earned during 2004 with any remaining forfeited. Tell us and disclose the components of the reduction in vacation accrual of $8.6 million including the amount of vacation the
employees forfeited.  Please confirm that the vacation forfeited was
vacation accrued in 2003 that had vested as of January 1, 2004 and
had not been used as of December 31, 2004.   Show us what your
revised disclosure will look like explaining the nature of this adjustment.


*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response.

      You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any other questions.

      						Sincerely yours,


      						Michael Moran
      						Branch Chief



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Ms. Brenda M. Galgano
The Great Atlantic & Pacific Tea Company, Inc.
February 21, 2006
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